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                                Playboy.com, Inc.
                                730 Fifth Avenue
                               New York, NY 10019


November 14, 2000



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Attention:  James M. Daly, Assistant Director
            James Lopez

      Re:   Playboy.com, Inc.
            Registration Statement on Form S-1 (Reg. No. 333-94295) (the "Registration Statement")

Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement. The offering contemplated by the Registration Statement has been terminated due to unfavorable market conditions.

            Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto" and which is to be included in the file for the Registration Statement.

            Otherwise, please direct all inquiries to Brian B. Margolis, Esq. of Brobeck, Phleger & Harrison LLP, at (212) 237-2579.

                                                Respectfully,


                                                /s/ Lawrence D. Lux
                                                -------------------
                                                Lawrence D. Lux



cc:   Playboy Enterprises, Inc.
      Brian B. Margolis, Esq.
      Credit Suisse First Boston